UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                Opko Health, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    301610101
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                                 (CUSIP Number)

                                 Steven D. Rubin
                               4400 Biscayne Blvd.
                                   Suite 1500
                                 Miami, FL 33137
                                 (305) 575-6015
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 4, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 301610101                    13D                       Page 2 of 9
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1.    NAMES OF REPORTING PERSONS

      Dr. Jane Hsiao, Ph.D.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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 NUMBER OF        7.    SOLE VOTING POWER                     21,616,811 shares*
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            0 shares
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                21,616,811 shares*
 REPORTING        --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER                       0 shares
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,616,811 shares*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1 %
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14.   TYPE OF REPORTING PERSON

      IN
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*Includes vested warrants to purchase 2,936,580 Shares of Common Stock.

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CUSIP NO. 301610101                    13D                       Page 3 of 9
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1.    NAMES OF REPORTING PERSONS

      The Chiin Hsiung Hsiao Family Trust A
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER                       1,000,000 shares
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                             0 shares
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                  1,000,000 shares
 REPORTING        --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER                        0 shares
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .57 %
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

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CUSIP NO. 301610101                    13D                       Page 4 of 9
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      The Chiin Hsiung Hsiao Family Trust B
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER                       1,000,000 shares
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                             0 shares
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                  1,000,000 shares
 REPORTING        --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER                        0 shares
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .57 %
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

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CUSIP NO. 301610101                    13D                       Page 5 of 9
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Item 1.           Security and Issuer

                  This Statement on Schedule 13D relates to the Common Stock,
            $0.01 par value per share (the "Shares"), of Opko Health, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.

Item 2.           Identity and Background

                  This Schedule 13D is being filed jointly by Dr. Jane Hsiao,
            Ph.D., an individual residing in the State of Florida ("Dr. Hsiao"), The Chiin Hsiung Hsiao Family Trust A, a trust formed under the laws of the State of Florida ("Trust A"), and The Chiin Hsiung Hsiao Family Trust B, a trust formed under the laws of the State of Florida ("Trust B"). Dr. Hsiao, Trust A and Trust B are collectively referred to herein as the "Reporting Persons." The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.

                  Dr. Hsiao is a United States citizen whose principal
            occupation is Chief Technical Officer of the Issuer. Each of Trust A and Trust B is an entity formed for the purpose of making and holding investments.

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  On March 27, 2007, Dr. Hsiao acquired 11,604,144 Shares of
            Common Stock, in connection with the merger of Froptix Corporation into a wholly-owned subsidiary of the issuer in exchange for securities of Froptix held by Dr. Hsiao immediately before the merger. On July 13, 2007, Dr. Hsiao acquired 1,000,000 Shares of Common Stock in a private transaction with OZ Master Fund, Ltd. for an aggregate purchase price of $1,800,000, or $1.80 per share. On December 4, 2007, Dr. Hsiao acquired 4,076,087 Shares of Common Stock in a private placement from the Issuer for an aggregate purchase price of $7,500,000, or $1.84 per share.

                  On February 11, 2008, each of Trust A and Trust B acquired
            1,000,000 Shares of Common Stock in a private transaction with Psilos Group Partners II-S L.P. for an aggregate purchase price of $1,800,000, or $1.80 per share.

                  Dr. Hsiao's personal funds were used to acquire the Shares of
            Common Stock.

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CUSIP NO. 301610101                    13D                       Page 6 of 9
-------------------                                          -------------------

Item 4.           Purpose of Transaction

                  On March 27, 2007, Dr. Hsiao acquired 11,604,144 Shares of
            Common Stock, in connection with the merger of Froptix Corporation into a wholly-owned subsidiary of the issuer in exchange for securities of Froptix held by Dr. Hsiao immediately before the merger.

                  On December 4, 2007, pursuant to a private placement
            transaction, Dr. Hsiao acquired 4,076,087 Shares of Common Stock pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") from the Issuer for an aggregate purchase price of $7,500,000, or $1.84 per share. The Shares were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") for "transactions by an issuer not involving a public offering" and 506 of Regulation D of the Securities Act.

                  The Stock Purchase Agreement includes a lock-up provision in which Dr. Hsiao agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until December 4, 2009 without the prior written consent of the Issuer.

                  On July 13, 2007, pursuant to a private transaction, Dr. Hsiao acquired 1,000,000 Shares of Common Stock pursuant to a Stock Purchase Agreement (the "Second Stock Purchase Agreement") in which Dr. Hsiao agreed to acquire 1,000,000 of the shares of outstanding stock of the Issuer held by the OZ Master Fund, Ltd. for an aggregate purchase price of $1,800,000, or $1.80 per share.

                  The Second Stock Purchase Agreement includes a lock-up
            provision in which Dr. Hsiao agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until March 27, 2009.

                  On February 11, 2008, pursuant to a private transaction, Trust
            A and Trust B each acquired 1,000,000 Shares of Common Stock from Psilos, pursuant to a securities purchase agreement, dated January 18, 2008, as amended by that certain Amendment to Securities Purchase Agreement, dated as of February 11, 2008 ("Psilos Securities Purchase Agreement"), in which Trust A and Trust B each agreed to acquire 1,000,000 of the shares of outstanding stock of the Issuer currently held by Psilos for an aggregate purchase price of $1,800,000, or $1.80 per share.

                  The Psilos Securities Purchase Agreement includes a lock-up provision in which each of Trust A and Trust B agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until March 27, 2009.

Item 5.           Interest in Securities of the Issuer

                  Dr. Hsiao may be deemed to beneficially own 21,616,811 Shares of Common Stock which consist of (i) 1,000,000 Shares of Common Stock beneficially owned by Trust A, (ii) 1,000,000 Shares of Common Stock beneficially owned by Trust B and (iii) 19,616,811 Shares of Common Stock held by her individually. The 19,616,811 Shares of Common Stock held by Dr. Hsiao individually include vested warrants to purchase 2,936,580 Shares of Common Stock. The 21,616,811 Shares of Common Stock beneficially owned by Dr. Hsiao constitute 12.1 % of the Issuer's outstanding Shares of Common Stock, based upon 176,143,564 Shares of Common Stock as of February 12, 2008, and calculated in accordance with Rule 13d-3(d).

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CUSIP NO. 301610101                    13D                       Page 7 of 9
-------------------                                          -------------------

                  Trust A beneficially owns 1,000,000 Shares of Common Stock which constitute .57% of the Issuer's outstanding Shares of Common Stock, based on 176,143,564 Shares of Common Stock as of February 12, 2008 and calculated in accordance with Rule 13d-3(d). Dr. Hsiao is the sole trustee of Trust A and holds sole voting power with respect to the 1,000,000 Shares of Common Stock held by Trust A.

                  Trust B beneficially owns 1,000,000 Shares of Common Stock which constitute .57% of the Issuer's outstanding Shares of Common Stock, based on 176,143,564 Shares of Common Stock as of February 12, 2008 and calculated in accordance with Rule 13d-3(d). Dr. Hsiao is the sole trustee of Trust B and holds sole voting power with respect to the 1,000,000 Shares of Common Stock held by Trust B.

                  Dr. Hsiao is a member of The Frost Group, LLC, which holds
            15,490,546 Shares of Common Stock and vested warrants to purchase 4,796,158 Shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the Shares of Common Stock and warrants held by The Frost Group, LLC, except to the extent of any pecuniary interest therein.

                  Except as described herein, no other person is known by any
            Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Item 4 regarding the Stock Purchase Agreement, Second
            Stock Purchase Agreement and the Psilos Securities Purchase
            Agreement.

                  Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.           Materials to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated as of February 14, 2008, by and among the Reporting Persons

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CUSIP NO. 301610101                    13D                       Page 8 of 9
-------------------                                          -------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            February 14, 2008

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D.


            February 14, 2008             The Chiin Hsiung Hsiao Family Trust A

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D., as trustee


            February 14, 2008             The Chiin Hsiung Hsiao Family Trust B

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D., as trustee

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CUSIP NO. 301610101                    13D                       Page 9 of 9
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                             JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Opko Health, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


            February 14, 2008

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D.


            February 14, 2008             The Chiin Hsiung Hsiao Family Trust A

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D., as trustee


            February 14, 2008             The Chiin Hsiung Hsiao Family Trust B

                                          /s/ Jane Hsiao, Ph.D.
                                          -------------------------------------
                                          Dr. Jane Hsiao, Ph.D., as trustee